UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐                       No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 30, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Presents Its Translated From Hebrew
Financial Statements as of June 30, 2010

Attached hereto is an English translation (from Hebrew) of our interim financial statements and additional information as submitted on Tel Aviv Stock Exchange. The following documents are included:

A.	Board of Directors' Report on the Corporation's Business Position as of June 30, 2010.

B.	Interim consolidated Financial Statements as of June 30, 2010.

C.	Separate Financial Information as of June 30, 2010, in Accordance With Regulation 38d To The Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

(A)

Board of Directors’ Report on the Corporation’s
Business Position as of June 30, 2010.

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

AS OF JUNE 30, 2010

The board of directors of XTL Biopharmaceuticals Ltd. ("the Company") hereby presents the Company directors' report for the six and three months ended June 30, 2010.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis ("the Group"), unless explicitly stated otherwise.

The directors' report contains, among other things, a brief description of the Company's business, its financial position, an analysis of operating results and the effect of events during the reported period on the data in the consolidated financial statements of the Company as of June 30, 2010. The directors' report was prepared based on the assumption that the reader also has at its disposal the directors' report for the year ended December 31, 2009. It should be noted that the financial statements include a "going concern" warning as detailed in paragraph 1.3.4 below.

1.	Part 1 - the Board of Directors' Explanations for the State of the Corporation's Business

1.1	A brief description of the Company's business

The Company develops drugs, among other things for the treatment of diseases for which a medical cure has yet to be provided. The Company was founded in accordance with the Israeli Companies Law on March 9, 1993. The Company owns 100% of the share capital of an American company, XTL Biopharmaceuticals Inc. ("XTL Inc."), founded in 1999 according to the laws of the State of Delaware, U.S.A.

As of the date of the approval of the financial statements, the Company began preparing for the implementation of the EPO drug Phase 2 clinical trial development plan for treating multiple myeloma cancer patients (see also paragraph 4.1 regarding significant events after the balance sheet date).

XTL Inc. was engaged in drug development and business entrepreneurship in the medical realm. XTL Inc. had a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware, U.S.A., and was engaged in developing a drug for the treatment of diabetic neuropathic pain ("Bicifadine") until November 18, 2008, on which date the Group announced that the endpoints of the Phase 2b clinical trial of Bicifadine had not been met and therefore it was discontinuing the drug's development. The Company also has certain rights based on milestones in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. private biotech company.

The Group operates in one operating segment.

The Company is publicly traded on the Tel-Aviv Stock Exchange and our American Depository Receipts (ADRs) are quoted on the Pink Sheets under the symbol "XTLBY.PK", with each ADR representing two NIS 0.1 par value ordinary shares.

As of the date of signing these financial statements, the Company began preparing for the implementation of the EPO drug Phase 2 clinical trial development plan for treating cancer patients with multiple myeloma and is also acting to achieve collaborations with and acquire holdings mainly in companies engaged in applied life science research and in R&D of drugs (biotechnology and pharmaceuticals). The Company also holds certain rights based on milestones in the development plan of treatment for hepatitis C from Presidio, as discussed above.

1.2	Significant events during the reported period

•
On January 26, 2010, the Company's Board approved the allocation of 100,000 stock options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 each for an exercise increment of NIS 0.1 per stock option. Pursuant to the guidance of IFRS 2 and using the Black & Scholes model, the fair value of all stock options on the date of the Board's decision was approximately $ 10 thousand. The option exercise term is for a maximum period of 10 years from the grant date. The options are exercisable in equal installments at the end of every calendar quarter from the date of allocation over a three-year period.

•
On March 2, 2010, a special meeting of the shareholders approved the Bio-Gal transaction and the share swap according to the transaction outline signed between the parties on December 31, 2009 and issued to the public on January 14, 2010. As for the completion of the transaction, see paragraph 4.1 regarding significant events after the balance sheet date.

•	On March 2, 2010, the annual general meeting of the Company's shareholders approved the following steps:

1.	Reappointing the accounting firm of Kesselman & Kesselman as the Company's auditors for 2009 and authorizing the Company's Board to negotiate their professional fees.

2.
Reappointing directors - approving the reappointment of Messrs. Marc Allouche, Amit Yonay, Boaz Shweiger and David Grossman as directors in the Company until the next annual meeting, including granting each of them 150,000 registered unquoted options (except to Mr. David Grossman who also acts as the Company's CEO) that are exercisable into 150,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.298 per stock option. The fair value of all the stock options, pursuant to the guidance of IFRS 2 and using the Black & Scholes model, on the date of the Board's decision was approximately $ 36 thousand. The option exercise term is for a maximum period of 10 years from the grant date in such a manner that 33.33% of the stock options will be exercisable immediately upon grant and the remaining 66.67% of the stock options will be exercisable in equal monthly installments from the date of grant over a period of 24 months.

3.
Subject to the completion of the Bio-Gal transaction (see paragraph 4.1 regarding significant events after the balance sheet date), the employment terms of Mr. David Grossman as the Company's CEO and director were approved, including the grant of 1,610,000 registered unquoted options that are exercisable into 1,610,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.075 per stock option.

The fair value of all the stock options, pursuant to the guidance of IFRS 2 and using the Black & Scholes model, on the date of the Board's decision was approximately $ 136 thousand. The option exercise term is for a maximum period of 10 years from the grant date in such a manner that 33.33% of the stock options will be exercisable immediately upon grant and the remaining 66.67% of the stock options will be exercisable in equal monthly installments from the date of grant over a period of 24 months.

The Company also committed to close the gap between the par value of the share and the exercise price of the share according to this plan on the actual date of exercise by transferring the amounts from share premium to share capital.

•	In March 2010, the Company terminated the license agreement with DOV regarding the Bicifadine drug and all rights under the agreement were reverted to DOV in coordination with it.

1.3	The financial position, operating results, liquidity and financing resources

1.3.1	Financial position

Balance sheet highlights (U.S. dollars in thousands):

	June 30, 2010		December 31, 2009
Line item	Amount U.S. dollars in thousands	% of total balance sheet	Amount U.S. dollars in thousands	% of total balance sheet

Total balance sheet	392	100%	715	100%
Equity (deficit)	(490)	-125%	7	1%
Current assets	196	50%	557	78%
Fixed assets	17	4%	23	3%
Other investments	179	46%	135	19%
Short-term liabilities	882	225%	708	99%

Equity

As of June 30, 2010, the Company's deficit in equity is approximately $ 490 thousand, a decrease of approximately $ 497 thousand from December 31, 2009, representing a negative 125% of total balance sheet compared to a positive 1% as of December 31, 2009. The decrease in equity was primarily due to the loss in the reported period less share-based payment expenses recorded in retained earnings. As of the date of the approval of the financial statements, the Company has a positive equity following the completion of the Bio-Gal transaction, see also paragraph 4.1 below.

Assets

Total current assets as of June 30, 2010 decreased by approximately $ 361 thousand and amounted to approximately $ 196 thousand, a decrease of about 65% compared to current assets as of December 31, 2009.

The change was mainly due to a decrease in the balances of cash and cash equivalents as of June 30, 2010 amounting to approximately $ 137 thousand, a $ 275 thousand decrease compared to the cash balances as of December 31, 2009 amounting to approximately $ 412 thousand. This decrease was attributable to negative cash flow from operating activities.

Total fixed assets as of June 30, 2010 amounted to approximately $ 17 thousand, compared to approximately $ 23 thousand as of December 31, 2009 - immaterial change.

As of June 30, 2010, the balance of other investments totaled approximately $ 179 thousand, originating in the capitalization of costs relating to the Bio-Gal transaction during 2009 and in the first half of 2010. In the six months ended June 30, 2010, costs totaling approximately $ 44 thousand were capitalized.

Liabilities

As of June 30, 2010, the balance of trade payables in the balance sheet totaled approximately $ 157 thousand, compared to approximately $ 192 thousand as of December 31, 2009. The decrease was primarily due to the repayment of current liabilities to suppliers in the period and the reduction of current expenses.

As of June 30, 2010, the balance sheet balances of accounts payable totaled approximately $ 725 thousand, compared to approximately $ 516 thousand as of December 31, 2009. The increase in the liability mainly arises from an increase in expenses payable to service providers (tax advisors, legal services and economic work) in connection with the Bio-Gal transaction and a liability to pay the Company's CEO's salary concurrently with the completion of the Bio-Gal transaction.

1.3.2	Analysis of operating results

Condensed statements of income (U.S. dollars in thousands):

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	U.S. dollars in thousands

General and administrative expenses	652	*) (2,859)	317	*) (1,213)	*) (2,429)
Other gains (losses), net	-	-	-	-	139

Operating income (loss)	(652)	2,859	(317)	1,213	2,568
Financial income (expenses), net	-	7	1	-	(4)

Income (loss) before taxes on income	(652)	2,866	(316)	1,213	2,564
Tax benefit	-	-	-	-	23

Net income (loss) for the period attributable to equity holders o the Company	(652)	2,866	(316)	1,213	2,587

*)
In the first quarter of 2009, the Company recorded a decrease in option expenses (option reversal) in respect of the Company's former Chairman of the Board following the non-fulfillment of the option terms and their forfeiture immediately upon his departure. In the second quarter of 2009, the Company recorded a decrease in option expenses in respect of the Company's former CEO following the non-fulfillment of the option terms and their forfeiture immediately upon the termination of his employment in the Company.

**)
The Company had no development activity in the period. On August 3, 2010, the Company completed the Bio-Gal transaction and began the preparations for implementing the EPO drug Phase 2 clinical trial development plan for treating multiple myeloma cancer patients.

General and administrative expenses

General and administrative expenses for the six and three months ended June 30, 2010 totaled approximately $ 652 thousand and $ 317 thousand, respectively compared to approximately $ 2,859 thousand and $ 1,213 thousand for the six and three months ended June 30, 2009, respectively.

The increase in expenses was due primarily to the following factors:

In the first quarter of 2009, the Company recorded a decrease in general and administrative expenses following the reversal of expenses from previous years in respect of options of the former Chairman of the Board following the non-fulfillment of the option terms and their forfeiture after his departure in a total of approximately $ 2.65 million. In the second quarter of 2009, the Company recorded another decrease in general and administrative expenses following the reversal of expenses from previous years in respect of options of the Company's former CEO following the non-fulfillment of the option terms and their forfeiture after his departure in a total of approximately $ 1.45 million. General and administrative expenses in the first half of 2009 after the neutralization of the effect of the reversal of expenses in respect of the Chairman of the Board and CEO options totaled approximately $ 1,242 thousand compared to $ 652 thousand in the first half of 2010, a decrease of some 48% (approximately $ 590 thousand), which mainly arises from the decrease in salary expenses following downsizing steps in the Company, a decrease in office rent expenses after the termination of the U.S. office lease contract, reducing in the number of the Company's offices in Israel and a decrease in the Company's operating expenses as part of the reorganization plan performed by the Company immediately following the notice of the failure to meet the Bicifadine drug clinical trial endpoints at the end of 2008, as described in Note 1 to the financial statements.

Other gains (losses), net

The Company did not derive (incur) any other gains (losses) in the six and three months ended June 30, 2010 or in the corresponding periods of last year.

Financial income

Financial income in the six and three months ended June 30, 2010 totaled approximately $ 0 thousand and $ 1 thousand, respectively, compared to financial income of approximately $ 7 thousand and $ 0 thousand for the six and three months in the corresponding periods of last year, respectively, with no material changes. Financial income for 2009 and 2010 derived mainly from interest on bank deposits less bank expenses and commissions.

Taxes on income

The Company had no tax expenses (income) in the six and three months ended June 30, 2010 or in the corresponding periods of last year.

Net income (loss) for the period

Net loss for the six and three months ended June 30, 2010 totaled approximately $ 652 thousand and $ 316 thousand, respectively, compared to net income of approximately $ 2,866 thousand and $ 1,213 thousand for the corresponding periods of 2009. The change may be principally explained by the reversal of expenses (decrease of expenses) from previous years in a total of approximately $ 4.1 million recorded in the first half of 2009 in respect of the options of the former Chairman of the Board and the former CEO following the non-fulfillment of the option terms and their forfeiture after their departure, which led to offsetting current general and administrative expenses and recording a gain (see also explanations in the item on general and administrative expenses above). The operating results in the first half of 2009 after the neutralization of the effect of the reversal of the options amount to a loss of approximately $ 1,235 thousand compared to a loss of approximately $ 652 thousand in the first half of 2010. The change arises from reducing current expenses and introducing general streamlining measures expressed by downsizing in furtherance to the reorganization plan effected by the Company at the end of 2008.

Basic and diluted net loss per share for the six and three months ended June 30, 2010 amounted to $ 0.011 and $ 0.005, respectively, compared to basic and diluted earnings per share of approximately $ 0.049 and $ 0.021 in the corresponding periods last year, respectively (see also the item on general and administrative expenses above regarding the reversal of option expenses that increased net income last year).

1.3.3	Cash flows

Cash flows used in operating activities in the six and three months ended June 30, 2010 totaled approximately $ 244 thousand and $ 109 thousand, respectively, compared to cash flows used in operating activities of approximately $ 2,025 thousand and $ 114 thousand in the corresponding periods last year. The main decrease in the negative cash flows is a result of discontinuing the Company's development activity, cutting down its operations and downsizing in keeping with the Company's reorganization plan of late 2008, immediately after receiving notice of the failure to meet the Bicifadine drug clinical trial endpoints.

Cash flows used in investing activities in the six and three months ended June 30, 2010 totaled approximately $ 31 thousand and $ 5 thousand, respectively. The use of cash flows for investing activities in the period derived from the costs in connection with the Bio-Gal transaction. In the corresponding periods of 2009, the Company did not have cash flows provided by (used in) investing activities.

The Company had no financing activities in the six and three months ended June 30, 2010 or in the corresponding periods of 2009. After the balance sheet date, the Bio-Gal transaction was completed in the context of which the Company raised approximately $ 1.5 million (see paragraph 4.1 below).

1.3.4	Going concern warning

The financial statements as of June 30, 2010 include the following going concern warning:

"Without qualifying our abovementioned conclusion, we draw attention to the matter discussed in Note 1c to the financial statements according to which after the balance sheet date, the Bio-Gal transaction was consummated in the context of which the Company raised approximately $ 1.5 million and began preparing for the implementation of the EPO drug Phase 2 clinical trial development plan for treating cancer patients with multiple myeloma. However, since at this stage the Company has no revenues from business activities, its ability to continue to operate will require the Company to obtain additional financing resources. Since it is uncertain whether such funds will indeed be raised, there are significant doubts about the Company's ability to continue to operate as a going concern. The financial statements do not include any adjustments relating to the values of assets and liabilities and their classification that might result, if any, should the Company be unable to continue as a going concern."

For more details, see Note 1c to the financial statements.

1.3.5	Financing resources

The Company finances its activities using shareholders' equity and suppliers' credit. As of June 30, 2010, the Company's outstanding cash and cash equivalents amount to approximately $ 137 thousand. After the balance sheet date, the Bio-Gal transaction was consummated in the context of which the Company raised (through Xtepo - the transferred company) approximately $ 1.5 million.

2.	Part 2 - Exposure to Market Risks and their Management

2.1	Exposure to market risks and their management

The Company's financial risk management is performed by the Company subject to the policy approved by the Company's board of directors and management.

The Company identifies and assesses the principal risks facing it based on the judgment of the Company's management.

The person in charge of managing market risks in the Company is its CFO, Mr. Ronen Twito.

2.1.1	Exchange rate risk

The majority of the Company's expenses are denominated in U.S. dollars against which the Company holds its available cash in U.S. dollars or linked thereto. Nevertheless, some of the Company's expenses are denominated in NIS, which exposes the Company to changes in the exchange rate of the NIS in relation to the U.S. dollar. The Company acts to minimize the currency risk by maintaining some its cash on hand in NIS up to the amount of NIS liabilities.

In order to hedge itself against economic exposure, which does not contradict the accounting exposure, the Company holds substantially all of its current assets in foreign currency balances or linked thereto.

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

The Company's management estimates that at this stage, it is not materially exposed to the current global economic crisis since it has no sales at this stage and since the Company's investment policy is to invest in bank deposits only and therefore it is not exposed to fluctuations in the market value of quoted securities. Furthermore, the Company estimates that the current global financial crisis will not affect the future level of demand or market size of the products being developed by it since it is acting to find medical treatment for an incurable disease. However, the global financial situation is liable to affect the Group's ability to raise funds for its continued operations.

2.2	Linkage basis report

Linkage basis of balance sheet items as of June 30, 2010:

	U.S.$	NIS	Non- monetary	Total
	U.S. dollars in thousands
Assets:

Cash and cash equivalents	113	24	-	137
Accounts receivable	-	5	14	19
Restricted deposits	40	-	-	40

	153	29	14	196
Liabilities:

Trade payables	142	15	-	157
Other accounts payable	525	200	-	725

	667	215	-	882

Monetary assets less monetary liabilities	(514)	(186)	14	(686)

Linkage basis of balance sheet items as of June 30, 2009:

	U.S.$	NIS	Non- monetary	Total
	U.S. dollars in thousands
Assets:

Cash and cash equivalents	894	5	-	899
Accounts receivable	55	10	69	134
Income taxes receivable	49	-	-	49
Restricted deposits	71	-	-	71

	1,069	15	69	1,153
Liabilities:

Trade payables	150	19	-	169
Other accounts payable	777	-	-	777
Liability for share appreciation rights	178	-	-	178

	1,105	19	-	1,124

Monetary assets less monetary liabilities	(36)	(4)	69	29

2.3	Sensitivity analysis

Reporting on the exposure to financial risks:

Sensitivity to changes in the exchange rate of the U.S. dollar in relation to the NIS:

	Gain (loss) from changes		Fair value at	Gain (loss) from changes
	+ 10%	+ 5%	30.6.10	- 5%	- 10%
	U.S. dollars in thousands

Cash and cash equivalents	2	1	24	(1)	(2)
Accounts receivable	1	-	5	-	(1)
Trade payables	(2)	(1)	(15)	1	2
Other accounts payable	(20)	(10)	(200)	10	20

Exposure in the linkage balance sheet	(19)	(10)	(186)	10	19

2.4	Effectiveness of internal control over financial reporting and disclosure

On November 24, 2009, the Israeli Parliament's Finance Committee approved the proposal of the Israeli Securities Authority to adopt regulations dealing with a corporation's system of internal control over financial reporting and disclosure that will provide reasonable assurance that the financial statements are adequate and comply with the provisions of the law (Israeli Securities Regulations (Periodic and Immediate Reports) (Amendment No. 3), 2009 ("the Amendment")). The Amendment was published in the records in December 2009.

Said provisions must be adopted in effect from the financial statements as of December 31, 2010 ("the inception date"). According to the aforesaid, in conformity with the provisions of the Amendment, in the period from the date of the publication of the Amendment through the inception date, a directors' report will include details of the company's preparation stages and progress in adopting the Amendment's provisions ("the project adoption").

Disclosure of steps taken by the Company in preparing for the project adoption from the date of the publication of the Amendment through the inception date:

a.	Mr. Ronen Twito, the Company's CFO, was appointed as the person in charge of the project adoption in the Company.

b.
In the context of the screening process, and in order to determine the processes and identify the material business risks in the Company, the Company prepared an evaluation weighting both quantitative and qualitative factors. Quantitative considerations included assigning a relative weight to each monetary balance and movement in the financial statements as issued by the Company in relation to total relevant balances or movements in the financial statements. The qualitative considerations consisted, among others, of the complexity of the accounting process involving the financial reporting, the complexity of the IT systems supporting the business process, entity-wide risks, the effects of outside factors, the Company's activity or inactivity in certain areas etc.

Of the overall processes examined, five control processes that are material to financial reporting and disclosure have been identified as follows:

1.	Entity-level controls (ELC)
2.	Financial statement close process
3.	IT general controls (ITGCs)
4.	Treasury
5.	Equity

The steps taken by the Company through the date of these financial statements:

a.	Internal control risk assessment process consisting of documenting the business processes and existing internal controls over financial reporting and disclosure.

b.	Analyzing existing gaps in the planning of internal control over financial reporting and disclosure.

The Company is pursuing these measures in order to prepare for compliance with the 2010 milestones as defined in the regulations.

3.	Part 3 - Corporate Governance Aspects

3.1	The Company's board of directors

1.	In the reported period, eight meetings of the board of directors were held and four meetings of the audit committee.

2.	The Company did not adopt in its articles of association the provisions regarding the service of independent directors.

4.	Part 4 - the Corporation's Financial Reporting

4.1	Significant events after the balance sheet date

1.
On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to Articles 104b(f), 103c and 103t to the Income Tax Ordinance (Revised), 1961.

The agreement with the Tax Authority was signed on July 15, 2010 after it had been approved by the Company and the shareholders of Xtepo and Bio-Gal (see Note 5a to the financial statements).

Following the completion of the transaction, the Company will include in its books in the third quarter of 2010 an intangible asset representing the license for the exclusive use of the EPO drug patent for treating multiple myeloma patients as well as every clinical study and accumulated know-how underlying the patent in a total of approximately $ 2.3 million, based on its fair value as of the initial date of recognition on August 3, 2010, and this based on an independent external valuation.

2.
On August 27, 2010, the Company's board of directors approved the employment agreement of Professor Moshe Mittelman as a senior officer, medical director of multiple myeloma patients. It also approved the allocation of 640,000 (unregistered) stock options that are exercisable into 640,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.1 per stock option. The fair value of all the stock options based on the Black & Scholes model on the date of the board's decision is approximately $ 50 thousand. The options may be exercised during a maximum period of ten years from the date of their allocation in equal monthly installments from the record date for a period of 24 months. Upon the commencement of a Phase 2 clinical trial (first-in-man), 50% of the unvested options (until the date of the commencement of the said trial) of Prof. Mittelman shall vest immediately. In addition, upon the termination by the Company (with no cause) of Prof. Mittelman's employment agreement, 25% of Prof. Mittelman's unvested options (until the date of the said termination) shall vest immediately.

Based on the track elected by the Company and on said rules, the Company is not entitled to claim as tax deductible expenses amounts carried to employee benefits, including amounts carried as salary bonuses in the Company's accounts, in respect of options granted to employees in the context of the plan, excluding any yield-based bonus component determined on the allocation date.

The value of each option upon said grant date is based on the following assumptions: expected dividend of 0%, expected standard deviation of 158%, risk-free interest rate of 2.1% and expected life until exercise of five years.

4.2	Disclosure of the financial statement approval process

The Company's Board is the agent responsible for the entity-level controls in the Company and it is the agent that discusses the financial statements and approves them, after the Board members receive the draft financial statements several days before the meeting. The Company's practice is to discuss the financial statements by the audit committee and to transfer its recommendation to the Board.

At the Board's meeting, Mr. David Grossman, the CEO, and Mr. Ronen Twito, the CFO, review in a detailed manner the key points of the financial statements, including significant transactions that were or will be carried out and all the changes that occurred in the Company during the reported period in comparison with corresponding periods. In this framework, a discussion is held, attended by the CEO, the CFO and the auditors during which the Board members raise questions regarding to the financial statements.

At the end of the discussion, after it was made clear that the financial statements reflect properly the financial condition of the Company and its operating results, the Board approves the financial statements.

On August 27, 2010, the Company's Board approved the Company's financial statements as of June 30, 2010 in the presence of the following directors: Mr. Amit Yonay (Chairman of the Board), Ms. Dafna Cohen, Mr. Yaron Diament, Mr. Boaz Shweiger, Mr. Marc Allouche and Mr. David Grossman after having reviewed the financial statements and submitted its recommendations to the Board's plenum prior to said meeting.

August 27, 2010
Date	Amit Yonay, Chairman of the Board	David Grossman, Director and CEO

(B)

Interim consolidated Financial Statements as of June 30, 2010.

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF JUNE 30, 2010

Unaudited

INDEX

Page

Auditors' Review Report	B-2

Condensed Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	B-3

Statements of Comprehensive Income (Loss)	B-4

Statements of Changes in Equity (Equity deficit)	B-5 - B-6

Statements of Cash Flows	B-7 - B-8

Notes to the Condensed Consolidated Financial Statements	B-9 - B-14

Kesselman & Kesselman
Certified Public Accountants
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O Box 452 Tel Aviv 61003
Telephone +972-3-7954555
Facsimile +972-3-7954556

Auditors' review report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd and its subsidiaries (hereafter - the group), which includes the condensed consolidated statement of financial position as of June 30, 2010 and the related condensed consolidated statement of comprehensive income (loss), changes in shareholders' equity (capital deficiency) ,and cash flows for the six and three-month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting", and they are also responsible to draw up interim financial information based on Chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our opinion, we draw your attention to note 1(c) of the consolidated financial statements, which discusses the Bio-Gal transaction, that was completed subsequent to the statement of financial position date, under which the Company raised 1.5 million dollars and has commenced preparations to implement the phase 2 development program of the EPO drug for the treatment of Multiple Myeloma cancer patients. Nevertheless, since the Company has no revenues from business operations, the Company’s ability to continue operating will require the Company to obtain additional financial resources. Since there is no certainty regarding such fund raising, there is substantial doubt regarding the Company's ability to continue operating as a “going concern”. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

Tel-Aviv, Israel	Kesselman & Kesselman
August 27, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	137	899	412
Accounts receivable	19	134	33
Income taxes receivable	-	49	72
Restricted deposits	40	71	40

	196	1,153	557

NON-CURRENT ASSETS:
Fixed assets, net	17	32	23
Other investments	179	-	135

	196	32	158

Total assets	392	1,185	715

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	157	169	192
Other accounts payable	725	777	516
Liability for share appreciation rights	-	178	-

	882	1,124	708

EQUITY (DEFICIENCY) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	1,445	1,445	1,445
Share premium	139,786	139,786	139,786
Accumulated deficit	(141,721)	(141,170)	(141,224)

Total equity (deficiency)	(490)	61	7

Total liabilities and equity	392	1,185	715

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: August 27, 2010.

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands (except per share data)

General and administrative expenses (income)	652	*(2,859)	317	*(1,213)	*(2,429)
Other gains (losses), net	-	-	-	-	139

Operating income (loss)	(652)	2,859	(317)	1,213	2,568

Finance income	2	13	2	1	6
Finance costs	2	6	1	1	10

Finance income (costs), net	-	7	1	-	(4)

Income (loss) before taxes on income	(652)	2,866	(316)	1,213	2,564
Tax benefit	-	-	-	-	23

Net income (loss) for the period	(652)	2,866	(316)	1,213	2,587

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.011)	0.049	(0.005)	0.021	0.044

* In March 2009, a deduction of general and administrative expenses in amount of approximately $2.65 million was recorded due to forfeiture of performance-related options that were granted to the former chairman of the board. In April 2009, an additional deduction in amount of approximately $1.45 million was recorded due to forfeiture of performance-related options that were granted to the former CEO of the company.

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

	Six months ended June 30, 2010
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2010 (audited)	1,445	139,786	(141,224)	7

Loss for the period	-	-	(652)	(652)
Share-based payment to employees and others	-	-	155	155

Balance at June 30, 2010 (unaudited)	1,445	139,786	(141,721)	(490)

	Six months ended June 30, 2009
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2009 (audited)	1,445	139,786	(139,757)	1,474

Income for the period	-	-	2,866	2,866
Share-based payment to employees and others	-	-	(4,279)	(4,279)

Balance at June 30, 2009 (unaudited)	1,445	139,786	(141,170)	61

	Three months ended June 30, 2010
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at April 1, 2010 (unaudited)	1,445	139,786	(141,453)	(222)

Loss for the period	-	-	(316)	(316)
Share-based payment to employees and others	-	-	48	48

Balance at June 30, 2010 (unaudited)	1,445	139,786	(141,721)	(490)

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

	Three months ended June 30, 2009
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at April 1, 2009 (unaudited)	1,445	139,786	(140,645)	586

Income for the period	-	-	1,213	1,213
Share-based payment to employees and others	-	-	(1,738)	(1,738)

Balance at June 30, 2009 (unaudited)	1,445	139,786	(141,170)	61

	Year ended December 31, 2009
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2009 (audited)	1,445	139,786	(139,757)	1,474

Income for the year	-	-	2,587	2,587
Share-based payment to employees and others	-	-	(4,180)	(4,180)
Transfer to equity for liability for share appreciation rights	-	-	126	126

Balance at December 31, 2009 (audited)	1,445	139,786	(141,224)	7

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the period	(652)	2,866	(316)	1,213	2,587
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	408	(4,891)	207	(1,327)	(5,075)

Net cash used in operating activities	(244)	(2,025)	(109)	(114)	(2,488)

Cash flows from investing activities:

Decrease in restricted deposit	-	-	-	-	31
Other investments	(31)	-	(5)	-	(55)

Net cash used in investing activities	(31)	-	(5)	-	(24)

Decrease in cash and cash equivalents	(275)	(2,025)	(114)	(114)	(2,512)
Cash and cash equivalents at the beginning of the period	412	2,924	251	1,013	2,924

Cash and cash equivalents at the end of the period	137	899	137	899	412

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended June 30		Three months ended June 30		Year ended December 31,
		2010	2009	2010	2009	2009
		Unaudited		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	6	9	3	4	13
	Loss on sale of fixed assets	-	-	-	-	5
	Amounts recognized for options granted to employees and others	155	(4,279)	48	(1,738)	(4,180)
	Change in employee benefit liabilities, net	-	(435)	-	12	(435)
	Change in liability for share appreciation rights	-	171	-	124	119

		161	(4,534)	51	(1,598)	(4,478)
	Changes in operating asset and liability items:

	Decrease in accounts receivable and income taxes receivable	86	171	25	61	249
	Increase (decrease) in other accounts payable	196	(281)	124	(147)	(542)
	Decrease in trade payables	(35)	(247)	7	357	(304)

		247	(357)	156	271	(597)

		408	(4,891)	207	(1,327)	(5,075)

(b)	Additional information on cash flows from operating activities:

	Interest received	-	3	-	-	3

	Refund of taxes on income	72	-	-	-	-

(c)
Non-cash investing activities for the six and three months periods ended June 30, 2010 totaled at approximately $ 39 thousand and $ 18 thousand, respectively, and it derives from deferred charges in connection with Bio-Gal transaction (see note 1b) which were recorded in the line item "other investments".

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2010 (UNAUDITED)

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

As of the date of the approval of these financial statements, the Company has commenced the preparations for adopting the EPO drug Phase 2 clinical trial development plan designed to treat cancer patients with multiple myeloma (see also b below and Note 5a).

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). On November 18, 2008, the Group announced that the Phase 2b clinical trial of Bicifadine failed to meet its endpoints and, as a result, the Group ceased its development. Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. privately-held biotechnology company.

The Company and the subsidiaries ("the Group") operate in one business segment.

The Company is a public company traded on the Tel-Aviv Stock Exchange and our American Depository Receipts (ADRs) are quoted on the Pink Sheets under the symbol "XTLBY.PK", with each ADR representing two NIS 0.1 par value ordinary shares.

b.
On December 31, 2009, the Company amended the original Bio-Gal agreement from March 18, 2009 to acquire 100% of the shares of Xtepo Ltd. ("Xtepo"), a private Israeli company which was established by Bio-Gal shareholders for the purpose of this transaction and to whom the license for the use of the patent for EPO drug for Multiple Myeloma will be assigned and who will have an amount of approximately $ 1.5 million in its account, by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. In addition, an amendment to the agreement determines that Bio-Gal will not be entitled to the additional payment of $ 10 million, as determined in the original transaction outline.

The Company is also obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a Phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of either events:

1.	Raising a minimum of $ 2 million by the Company or Xtepo after the completion of a Phase 2 clinical trial.
2.	Six months after the completion of a Phase 2 clinical trial.

On August 3, 2010, the transaction was consummated after all the prerequisites had been met (see Note 5a).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2010 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

c.
As of June 30, 2010, the Company has accumulated losses in the amount of approximately $ 142 million and deficit in equity in the amount of $ 490 thousand. On August 3, 2010, the Company completed the Bio-Gal transaction and raising the respective funds in a total of approximately $ 1.5 million (see Note 5a). Upon the consummation of the transaction, the Company began preparing to implement the EPO drug Phase 2 clinical trial development plan for treating cancer patients with multiple myeloma.

Since at this stage the Company has no revenues from business activities, its ability to continue to operate will require the Company to obtain additional financing resources in order to implement the development plan as a whole and continue its operation. Since it is uncertain whether such funds will indeed be raised, there are significant doubts about the Company's ability to continue to operate as a going concern. The financial statements do not include any adjustments relating to the values of assets and liabilities and their classification that might result, if any, should the Company be unable to continue as a going concern.

NOTE 2:-	BASIS OF PRESENTATION OF THE CONDENSED FINANCIAL STATEMENTS

The condensed consolidated financial information of the Group as of June 30, 2010 and for the interim periods of six and three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements of the Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information should be read in conjunction with the annual financial statements for 2009 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements of the Israeli Securities Regulations (Annual Financial Statements), 2010.

The interim financial information is reviewed but not audited.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2009, except as noted below:

a.	The following standards, amendments to standards or interpretations are mandatory for the accounting periods beginning January 1, 2010:

1.
IAS 27 (revised), "Consolidated and Separate Financial Statements" ("IAS 27R") (effective for annual periods beginning on or after July 1, 2009). IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27R also specifies the accounting when control of the entity is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Group will apply IAS 27R prospectively to all transactions with non-controlling interests from January 1, 2010. The application of IAS 27R has no impact on the financial statements for the six and three months periods ended June 30, 2010.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2010 (UNAUDITED)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
IFRS 3 (revised), "Business Combinations" ("IFRS 3") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3R prospectively to all business combinations from January 1, 2010. The application of IFRS 3R has no impact on the financial statements for the six and three months periods ended June 30, 2010.

b.
The new standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group have been disclosed in the annual financial statements of the Group for 2009. In addition to the standards and amendments mentioned above, in May 2010, the Annual IFRS Improvements for 2010 were issued, consisting of additional amendments to existing IFRSs, most of which will become compulsory for annual periods commencing on January 1, 2011 or thereafter. The Group decided not to early adopt these amendments under said Improvements.

NOTE 4:-	EVENTS DURING THE PERIOD

a.
In furtherance to the approval of the Company's engagement with Bio-Gal by the Company's Board on December 31, 2009, on January 14, 2010, the Company published an extraordinary private placement report for the acquisition of 100% of the shares of Xtepo Ltd. (a private company which was established by for the purpose of this transaction and to whom the intangible asset of Bio-Gal will be assigned) by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. In addition, the Company convened an extraordinary general meeting of shareholders which approved said engagement on March 2, 2010 (see also Note 5a regarding completion of the transaction).

b.	Below is information about share-based payments granted during the period to directors, the CEO (who also acts as a director in the Company) and to another employee:

1.
On January 18, 2010, the Company's Board approved to grant 450,000 share options to directors in the Company to purchase 450,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.298 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options at the date when the Board accepted the resolution, using the Black-Scholes model was approximately $ 36 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

On March 2, 2010, the annual meeting of shareholders approved to grant options to the directors.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2010 (UNAUDITED)

NOTE 4:-	EVENTS DURING THE PERIOD (Cont.)

2.
On January 18, 2010, the Company's Board approved to grant 1,610,000 share options to the Company's CEO to purchase 1,610,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.075 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options at the date when the Board accepted the resolution, using the Black-Scholes model was approximately $ 136 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

On March 2, 2010, the annual meeting of shareholders approved to grant options to the Company's CEO, subject to the closing of Bio-Gal transaction, which was closed subsequent to the balance sheet date. (see 1b and 5a).

3.
On January 26, 2010, the Company's Board approved to grant 100,000 share options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.1 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options using the Black-Scholes model was approximately $ 10 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in twelve equal quarterly tranches over a three-year period.

The value of each option in the above grants is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.9%-4.3% and expected life of five years.
Based on the track elected by the Company and on said rules, the Company is not entitled to claim as tax deductible expenses amounts carried to employee benefits, including amounts carried as salary bonuses in the Company's accounts, in respect of options granted to employees in the context of the plan, excluding any yield-based bonus component determined on the allocation date.

c.
On March 2, 2010, after obtaining the approval of the board of directors, the Company's annual general meeting approved the employment terms of the Company's CEO and accordingly a personal employment contract was signed with the CEO which became effective upon the completion of the Bio-Gal transaction (see Note 5a below). The employment contract includes fees for services rendered by the CEO since joining the Company (in February 2009). Consequently, the Company recorded in the reported period salary expenses of approximately $ 56 thousand.

d.
In March 2010, the Company terminated the license agreement with DOV Pharmaceutical Inc., the patent holders of the Bicifadine compound, and all the rights under the agreement were reverted to DOV Pharmaceutical Inc. in coordination with it.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2010 (UNAUDITED)

NOTE 5:-	EVENTS AFTER THE BALANCE SHEET DATE

a.
On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to Articles 104b(f), 103c and 103t to the Income Tax Ordinance (Revised), 1961.

The agreement with the Tax Authority was signed on July 15, 2010. Based on agreements reached with the Tax Authority, as approved by the Company, Xtepo, Bio-Gal and their shareholders on July 15, 2010 as above, the following principal terms were determined for transferring the asset and swapping the shares:

1.
The balance of the Company's business losses and capital losses for tax purposes was reduced to approximately NIS 80 million (approximately $ 21 million) and approximately NIS 0.7 million (approximately $ 0.18 million), respectively. This item is not to derogate from the Tax Assessing Officer's authority to establish that the balance of losses is actually lower than the abovementioned amounts.

2.
Any losses incurred to the Company prior to the share swap, after their reduction as discussed in paragraph 1 above, will not be offset against any income originating from Xtepo (the transferred company) or against a capital gain from the sale of shares of Xtepo.

3.
Xtepo shareholders will not be allowed to sell their shares in the Company for a period of two years from the end of the year of completion of the transaction ("the capping period"), subject to any changes in legislation.

4.	The Company and Xtepo both undertake to maintain their main economic activity as it was prior to the transaction during the capping period.

5.	The Company will not be permitted to sell its holdings in Xtepo for the duration of the capping period.

Following the completion of the transaction, the Company will include in its books in the third quarter of 2010 an intangible asset representing the license for the exclusive use of the EPO drug patent for treating multiple myeloma patients as well as every clinical study and accumulated know-how underlying the patent in a total of approximately $ 2.3 million, based on its fair value as of the initial date of recognition on August 3, 2010, and this based on an independent external valuation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2010 (UNAUDITED)

NOTE 5:-	EVENTS AFTER THE BALANCE SHEET DATE (Cont.)

b.
On August 27, 2010, the Company's board of directors approved the employment agreement of Professor Moshe Mittelman as a senior officer, Medical Director of multiple myeloma. It also approved the allocation of 640,000 (unregistered) stock options that are exercisable into 640,000 Ordinary shares of NIS 0.1 par value each for an exercise price of NIS 0.1 per stock option. The fair value of all the stock options based on the Black & Scholes model on the date of the board's decision is approximately $ 50 thousand. The options may be exercised during a maximum period of ten years from the date of their allocation in equal monthly installments from the record date for a period of 24 months. Upon the commencement of a Phase 2 clinical trial (first-in-man), 50% of the unvested options (until the date of the commencement of the said trial) of Prof. Mittelman shall vest immediately. In addition, upon the termination by the Company (with no cause) of the Prof. Mittelman's employment agreement, 25% of Prof. Mittelman's unvested options (until the date of the said termination) shall vest immediately.

Based on the track elected by the Company and on said rules, the Company is not entitled to claim as tax deductible expenses amounts carried to employee benefits, including amounts carried as salary bonuses in the Company's accounts, in respect of options granted to employees in the context of the plan, excluding any yield-based bonus component determined on the allocation date.

The value of each option upon said grant date is based on the following assumptions: expected dividend of 0%, expected standard deviation of 158%, risk-free interest rate of 2.1% and expected life until exercise of five years.

(C)

Separate Financial Information as of June 30, 2010, In Accordance With Regulation 38d to the Israeli
Securities Regulations (Periodic and Immediate Reports), 1970.

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF JUNE 30, 2010

SEPARATE FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE
ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

INDEX

Page

Auditors' Review Report	C-2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Condensed Consolidated Interim Statements Attributable to the Company as a Parent	C-3

Revenues and Expenditures Included in the Condensed Consolidated Interim Statements Attributable to the Company as a Parent	C-4

Cash Flows Included in the Condensed Interim Statements Attributable to the Company as a Parent	C-5 - C-6

Selected Notes and Additional Information to the Separate Interim Financial Information	C-7 - C-8

Kesselman & Kesselman
Certified Public Accountants
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O Box 452 Tel Aviv 61003
Telephone +972-3-7954555
Facsimile +972-3-7954556

Special review report of the separate financial information according to regulation
38d’ of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction

We have reviewed the accompanying interim separate financial information set forth in regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd (hereafter - the "Company"), as of June 30, 2010 and for the six and three-month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial information is not prepared, in all material respects, in accordance with regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our opinion, we draw your attention to note 1(c) of the consolidated financial statements, which discusses the Bio-Gal transaction, that was completed subsequent to the statement of financial position date, under which the Company raised 1.5 million dollars and has commenced preparations to implement the phase 2 development program of the EPO drug for the treatment of Multiple Myeloma cancer patients. Nevertheless, since the Company has no revenues from business operations, the Company’s ability to continue operating will require the Company to obtain additional financial resources. Since there is no certainty regarding such fund raising, there is substantial doubt regarding the Company's ability to continue operating as a “going concern”. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

Tel-Aviv, Israel	Kesselman & Kesselman
August 27, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Condensed Consolidated Interim Statements
Attributable to the Company as a Parent

	June 30,		December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	134	868	406
Accounts receivable	19	59	29
Receivables for investees	67	1,627	1,634
Restricted deposits	40	71	40

	260	2,625	2,109
NON-CURRENT ASSETS:
Fixed assets, net	16	26	20
Other investments	179	-	135

	195	26	155

Total assets attributable to the Company as a parent	455	2,651	2,264

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	90	118	88
Other accounts payable	682	457	441

	772	575	529

Net amount attributable to the owners of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information about investees	173	2,015	1,728

Total liabilities attributable to the Company as a parent	945	2,590	2,257

EQUITY (DEFICIENCY) ATTRIBUTABLE OWNERS OF THE COMPANY:
Ordinary share capital	1,445	1,445	1,445
Share premium	139,786	139,786	139,786
Accumulated deficit	(141,721)	(141,170)	(141,224)

Total equity (deficiency)	(490)	61	7

Total liabilities and equity attributable to the Company as a parent	455	2,651	2,264

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: August 27, 2010.

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Revenues and Expenditures Included in the Condensed Consolidated Interim Statements
Attributable to the Company as a Parent

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands

General and administrative expenses	682	(2,058)	312	14	(1,363)
Other gains, net	-	-	-	-	140

Operating income (loss)	(682)	2,058	(312)	(14)	1,503

Finance income	2	14	2	2	6
Finance costs	2	4	1	1	7

Finance income (costs), net	-	10	1	1	(1)

Income (loss) after finance income (costs)	(682)	2,068	(311)	(13)	1,502
Gain (loss) from investees	30	798	(5)	1,226	1,085

Income (loss) for the period attributable to the Company as a parent	(652)	2,866	(316)	1,213	2,587

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Condensed Consolidated Interim Statements
Attributable to the Company as a Parent

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the period	(652)	2,866	(316)	1,213	2,587
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	369	(4,788)	207	(2,677)	(4,947)
Net cash flows from operating activities relating to transactions with investees	42	483	-	1,350	483

Net cash used in operating activities	(241)	(1,439)	(109)	(114)	(1,877)

Cash flows from investing activities:

Decrease in restricted deposit	-	-	-	-	31
Other investments	(31)	-	(5)	-	(55)

Net cash used in investing activities	(31)	-	(5)	-	(24)

Decrease in cash and cash equivalents	(272)	(1,439)	(114)	(114)	(1,901)
Cash and cash equivalents at the beginning of the period	406	2,307	248	982	2,307

Cash and cash equivalents at the end of the period	134	868	134	868	406

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Condensed Consolidated Interim Statements
Attributable to the Company as a Parent

		Six months ended June 30		Three months ended June 30		Year ended December 31,
		2010	2009	2010	2009	2009
		Unaudited		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	4	6	2	4	8
	Loss on sale of fixed assets	-	-	-	-	4
	Share-based payment transactions	155	(4,279)	48	(1,738)	(4,180)
	Change in employee benefit liabilities, net	-	12	-	12	12
	Company's share of losses (earnings) of investees	(30)	(798)	5	(1,226)	(1,085)
	Change in liability for share appreciation rights	-	-	-	-	119

		129	(5,059)	55	(2,948)	(5,122)
	Changes in operating asset and liability items:

	Decrease in accounts receivable and income taxes receivable	10	81	21	63	111
	Decrease in trade payables	2	56	7	68	(54)
	Increase (decrease) in other accounts payable	228	134	124	140	118

		240	271	152	271	175

		369	(4,788)	207	(2,677)	(4,947)

(b)
Non-cash investing activities for the six and three months periods ended June 30, 2010 totaled at approximately $ 39 thousand and $ 18 thousand, respectively, and it derives from deferred charges in connection with Bio-Gal transaction (see note 1b to the consolidated financial statements) which were recorded in the line item "other investments".

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.

Selected Notes and Additional Information to the Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

NOTE 1:-	BASIS OF PREPARATION OF THE SEPARATE FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate financial information	-	separate interim financial information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate financial information are as these terms are defined in the condensed consolidated financial statements of the Company as of June 30, 2010 and for the six and three months periods then ended ("condensed interim consolidated statements").

Investee	-	subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.	The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations"). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9C to the Periodic Report Regulations ("Regulation 9C"), with the obligated changes, will be disclosed in the interim statement along with the auditors' review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial statements of the Company as of June 30, 2010 and for the six and three months periods then ended ("condensed interim consolidated financial statements") attributable to the Company as the parent.

This separate interim financial information should be read in conjunction with the separate financial information of the Company as of December 31, 2009 and for each of the three years in the period then ended ("the Company's separate financial information for 2009") and the accompanying notes which have been prepared in accordance with Regulation 9C to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the "Clarification Regarding the Separate Financial Statement of the Corporation" which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum ("IAS Staff Clarification").

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company's separate financial information for 2009 as elaborated therein.

XTL BIOPHARMACEUTICALS LTD.

Selected Notes and Additional Information to the Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

NOTE 1:-	BASIS OF PREPARATION OF THE SEPARATE INTERIM FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

The interim financial information is reviewed but not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" in particular and it does not constitute interim financial information prepared in accordance with IAS 34, "Interim Financial Reporting".

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

c.	As for the issue of going concern - see Note 1c to the financial information for interim period as of June 30, 2010.

NOTE 2:-	RELATIONS, ENGAGEMENTS, LOANS, MATERIAL INVESTMENTS AND TRANSACTIONS BETWEEN THE COMPANY AND ITS INVESTEES

In May 2010, the Company invested, by way of contribution to capital, a current intercompany balance in amount of approximately $1.5 million with XTL Inc., a fully owned subsidiary.

Contact:
Investor Relations: ir@xtlbio.com; Tel: +972 9 955 7080

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 30, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer